SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. _)*

Fiverr International Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M4R82T106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T106	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons Qumra Capital I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,597,014
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,597,014
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,014
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 31,784,677 ordinary shares issued and outstanding following the initial public offering of the Issuer’s ordinary shares (including the exercise by the underwriters in full of their option to purchase additional ordinary shares), as described in the final prospectus filed by the Issuer with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act, and as confirmed by the Issuer.

CUSIP No. M4R82T106	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons Qumra Capital GP I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,815,356 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,815,356 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,815,356 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) the 1,597,014 ordinary shares held by Qumra Capital I, L.P. (“Qumra Capital LP”) and (ii) 218,342 ordinary shares held by Qumra-Union Joint Investment L.P. (“Qumra Joint”), as to each of which the Reporting Person shares voting and dispositive power by virtue of serving as (a) the general partner of Qumra Capital LP and (b) the general partner of Qumra Joint, respectively.

(2)	Based on 31,784,677 ordinary shares issued and outstanding following the initial public offering of the Issuer’s ordinary shares (including the exercise by the underwriters in full of their option to purchase additional ordinary shares), as described in the final prospectus filed by the Issuer with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act, and as confirmed by the Issuer.

CUSIP No. M4R82T106	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons Qumra Capital Israel I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,815,356 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,815,356 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,815,356 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) the 1,597,014 ordinary shares held by Qumra Capital LP and (ii) 218,342 ordinary shares held by Qumra-Union Joint Investment L.P. (“Qumra Joint”), as to each of which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of the general partner of each of (a) Qumra Capital LP and (b) Qumra Joint, respectively.

(2)	Based on 31,784,677 ordinary shares issued and outstanding following the initial public offering of the Issuer’s ordinary shares (including the exercise by the underwriters in full of their option to purchase additional ordinary shares), as described in the final prospectus filed by the Issuer with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act, and as confirmed by the Issuer.

CUSIP No. M4R82T106	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons Erez Shachar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,815,356 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,815,356 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,815,356 (1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 5.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,597,014 ordinary shares held by Qumra Capital LP and (ii) 218,342 ordinary shares held by Qumra Joint, as to each of which the Reporting Person shares voting and dispositive power by virtue of his indirect 50% equity interest in Qumra Capital Israel I Ltd. (which serves as the general partner of the general partner of each of the foregoing entities).

(2)	Based on 31,784,677 ordinary shares issued and outstanding following the initial public offering of the Issuer’s ordinary shares (including the exercise by the underwriters in full of their option to purchase additional ordinary shares), as described in the final prospectus filed by the Issuer with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act, and as confirmed by the Issuer.

CUSIP No. M4R82T106	13G	Page 6 of 11 Pages

1.	Names of Reporting Persons Boaz Dinte
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,815,356 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,815,356 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,815,356 (1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 5.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,597,014 ordinary shares held by Qumra Capital LP and (ii) 218,342 ordinary shares held by Qumra Joint, as to each of which the Reporting Person shares voting and dispositive power by virtue of his indirect 50% equity interest in Qumra Capital Israel I Ltd. (which serves as the general partner of the general partner of each of the foregoing entities).

(2)	Based on 31,784,677 ordinary shares issued and outstanding following the initial public offering of the Issuer’s ordinary shares (including the exercise by the underwriters in full of their option to purchase additional ordinary shares), as described in the final prospectus filed by the Issuer with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act, and as confirmed by the Issuer.

CUSIP No. M4R82T106	13G	Page 7 of 11 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Fiverr International Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 8 Eliezer Kaplan Street, Tel Aviv, 6473409, Israel.

Item 2(a). Name of Person Filing:

The following entities and individuals, listed in (i)-(vii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”, and the two individuals whose names appear in (iv)-(v) below, collectively, as the “Reporting Individuals”:

(i)	Qumra Capital I, L.P. (“Qumra Capital LP”)
(ii)	Qumra Capital GP I, L.P. (“Qumra Capital GP”)
(iii)	Qumra Capital Israel I Ltd. (“Qumra Capital GP GP”)
(iv)	Erez Shachar
(v)	Boaz Dinte

Qumra Capital LP directly holds 1,597,014 ordinary shares of the Issuer that are reported in this Statement. Qumra-Union Joint Investment L.P. (“Qumra Joint”), a separate entity, holds an additional 218,342 ordinary shares that are reported in this Statement. Qumra Capital GP serves as the general partner for each of Qumra Capital LP and Qumra Joint. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Each of the Reporting Individuals holds indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, they possess ultimate shared voting and investment authority with respect to all ordinary shares of the Issuer beneficially owned by the Reporting Persons.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Qumra Capital, 4 Haneviim St., Tel Aviv, Israel.

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Qumra Capital LP— Cayman Islands
(ii)	Qumra Capital GP— Cayman Islands
(iii)	Qumra Capital GP GP— Israel
(iv)	Each Reporting Individual— Israel

CUSIP No. M4R82T106	13G	Page 8 of 11 Pages

Item 2(d). Title of Class of Securities:

This Statement relates to the ordinary shares, no par value, of the Issuer (“ordinary shares”).

Item 2(e). CUSIP Number:

The CUSIP number of the ordinary shares is M4R82T106..

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Qumra Capital LP

(a)	Amount beneficially owned: 1,597,014 ordinary shares (1)
(b)	Percent of class*: 5.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,597,014 (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 1,597,014 (1)
(iv)	Shared power to dispose of or to direct the disposition of: 0

CUSIP No. M4R82T106	13G	Page 9 of 11 Pages

II.	Qumra Capital GP

(a)	Amount beneficially owned: 1,815,356 ordinary shares (1)
(b)	Percent of class*: 5.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,815,356 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,815,356 (1)

III.	Qumra Capital GP GP

(a)	Amount beneficially owned: 1,815,356 ordinary shares (1)
(b)	Percent of class*: 5.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,815,356 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,815,356 (1)

IV.	Each Reporting Individual

(a)	Amount beneficially owned: 1,815,356 ordinary shares (1)
(b)	Percent of class*: 5.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,815,356 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,815,356 (1)

* All percentage ownership reflected in this Statement is based on 31,784,677 ordinary shares issued and outstanding following the initial public offering of the Issuer’s ordinary shares (including the exercise by the underwriters in full of their option to purchase additional ordinary shares), as described in the final prospectus filed by the Issuer with the SEC on June 14, 2019 pursuant to Rule 424(b)(4) under the Securities Act, and as confirmed by the Issuer.

(1) See the cover page for the applicable Reporting Person, which is incorporated by reference herein, for the explanation as to the basis for the beneficial ownership of these ordinary shares by the Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the ordinary shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. M4R82T106	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMRA CAPITAL I, L.P.

	By:	Qumra Capital GP I, L.P., its General Partner

		By:	Qumra Capital Israel I Ltd., its General Partner

			By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

QUMRA CAPITAL GP I, L.P.

	By:	Qumra Capital Israel I Ltd., its General Partner

		By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

Qumra Capital Israel I Ltd.

	By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

/s/ Erez Shachar
EREZ SHACHAR

/s/ Boaz Dinte
BOAZ DINTE

Dated: February 14, 2020

CUSIP No. M4R82T106	13G	Page 11 of 11 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned parties hereby agree that this Statement on Schedule 13G filed herewith, and any amendments thereto filed hereafter by any of the undersigned parties, relating to the ordinary shares, no par value, of Fiver International Ltd., is being (and will be, in the case of amendments hereto) filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: February 14, 2020

QUMRA CAPITAL I, L.P.

By:	Qumra Capital GP I, L.P., its General Partner

	By:	Qumra Capital Israel I Ltd., its General Partner

		By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

QUMRA CAPITAL GP I, L.P.

By:	Qumra Capital Israel I Ltd., its General Partner

	By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

Qumra Capital Israel I Ltd.

By:	/s/ Erez Shachar
Name: Erez Shachar
Title: Managing Partner

/s/ Erez Shachar
EREZ SHACHAR

/s/ Boaz Dinte
BOAZ DINTE